UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

BioDelivery Sciences International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

09060J106

(CUSIP Number)

Broadfin Capital, LLC

300 Park Avenue, 25th Floor

New York, New York 10022

(212) 808-2460

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 18, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09060J106

1	NAME OF REPORTING PERSON

BROADFIN CAPITAL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,732,911*
PERSON WITH	9	SOLE DISPOSITIVE POWER

		- 0 -
	10	SHARED DISPOSITIVE POWER

		6,732,911*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,732,911*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%*

14	TYPE OF REPORTING PERSON

OO

*	See Item 5 of the Schedule 13D.

CUSIP NO. 09060J106

1	NAME OF REPORTING PERSON

BROADFIN HEALTHCARE MASTER FUND, LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,732,911*
PERSON WITH	9	SOLE DISPOSITIVE POWER

		- 0 -
	10	SHARED DISPOSITIVE POWER

		6,732,911*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,732,911*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%*
14	TYPE OF REPORTING PERSON

CO

*	See Item 5 of the Schedule 13D.

CUSIP NO. 09060J106

1	NAME OF REPORTING PERSON

KEVIN KOTLER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,732,911*
PERSON WITH	9	SOLE DISPOSITIVE POWER

		- 0 -
	10	SHARED DISPOSITIVE POWER

		6,732,911*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,732,911*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%*

14	TYPE OF REPORTING PERSON

IN

*	See Item 5 of the Schedule 13D.

CUSIP NO. 09060J106

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On August 1, 2018, the Issuer awarded to Mr. Kotler 96,247 restricted stock units (“RSUs”) as compensation for his service on the Issuer’s board of directors. RSUs have vested as follows: (i) 3,124 RSUs vested in the first open window following the filing of the Issuer’s quarterly 10-Q for June 30, 2018; and (ii) 18,123 RSUs vested in the first open window following the Issuer’s 2019 Annual Meeting of Stockholders. The remaining RSUs vest as follows: (i) 30,000 RSUs vest in the first open window following the Issuer’s 2020 Annual Meeting of Stockholders; (ii) 30,000 RSUs vest in the first open window following the Issuer’s 2021 Annual Meeting of Stockholders; and (iii) 15,000 RSUs vest in the first open window following the Issuer’s 2022 Annual Meeting of Stockholders.

On August 1, 2018, the Issuer awarded to Mr. Kotler options (“Options”) to purchase 48,123 Shares at an exercise price of $2.93 per share as compensation for his service on the Issuer’s board of directors. Options have vested as follows: (i) 1,562 Options vested in the first open window following the filing of the Issuer’s quarterly 10-Q for June 30, 2018; and (ii) 9,061 Options vested in the first open window following the Issuer’s 2019 Annual Meeting of Stockholders. The remaining Options vest as follows: (i) 15,000 Options vest in the first open window following the Issuer’s 2020 Annual Meeting of Stockholders; (ii) 15,000 Options vest in the first open window following the Issuer’s 2021 Annual Meeting of Stockholders; and (iii) 7,500 Options vest in the first open window following the Issuer’s 2022 Annual Meeting of Stockholders. The Options expire on August 1, 2028.

Item 4.	Purpose of Transaction.

No changes since prior 13D/A filed on August 8, 2018.

CUSIP NO. 09060J106

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 98,580,189 Shares outstanding as of December 23, 2019, which is the total number of Shares outstanding as communicated by the Issuer to the Reporting Persons on December 23, 2019, adjusted for shares to be issued upon the exercise or conversion of preferred stock and Options.

As of the close of business on December 23, 2019, Broadfin Master beneficially owned 6,732,911 Shares, constituting approximately 6.8% of the Shares outstanding. Broadfin Capital, as the investment manager of Broadfin Master, may be deemed to beneficially own the 6,732,911 Shares owned by Broadfin Master, constituting approximately 6.8% of the Shares outstanding. Mr. Kotler, as the managing member of Broadfin Capital, may be deemed to beneficially own the 6,732,911 Shares owned by Broadfin Master, constituting approximately 6.8% of the Shares outstanding.

In connection with Mr. Kotler’s service on the Issuer’s board of directors, on August 1, 2018, Mr. Kotler received 96,247 RSUs and 48,123 Options which have vested and will vest, as described in Item 3, and over which he has assigned the economic benefit to Broadfin Master and the power to vote and dispose of the underlying Shares to Broadfin Capital.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)       By virtue of their respective positions with Broadfin Master, each of Broadfin Capital and Mr. Kotler may be deemed to have shared power to vote and dispose of the Shares reported owned by Broadfin Master.

(c)       Schedule A annexed hereto lists all transactions in the Shares during the past 60 days by the Reporting Persons.

CUSIP NO. 09060J106

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No changes since prior 13D/A filed on August 8, 2018.

CUSIP NO. 09060J106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2019	BROADFIN CAPITAL, LLC

	By:	/s/ Kevin Kotler
	Name:	Kevin Kotler
	Title:	Managing Member

BROADFIN HEALTHCARE MASTER FUND, LTD.

By:	/s/ Kevin Kotler
Name:	Kevin Kotler
Title:	Director

/s/ Kevin Kotler
Kevin Kotler

CUSIP NO. 09060J106

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

Common Shares	2,206,243 (sold)	6.0370	11/15/2019
Common Shares	1,500,000 (sold)	5.900	11/18/2019
Common Shares	293,757 (sold)	5.9034	11/18/2019
Series B Convertible Preferred Stock*	4,000,000	1.80	11/18/2019
Common Shares	250,000 (sold)	6.44	12/18/2019
Common Shares	750,000 (sold)	6.50	12/18/2019
Common Shares	1,000,000 (sold)	6.32	12/20/2019
Series B Convertible Preferred Stock*	2,000,000	1.80	12/20/2019

*These transactions were conversion of Series B Convertible Preferred Stock into Common Shares.